

25002958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-47493

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CARDINAL INVESTMENTS INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3512 Sweet Briar Lane
(No. and Street)

Columbia	IL	62236
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Heet	618-277-1005	heet.jeff@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt and Patterson CPAs
(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

	3372
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Heet, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cardinal Investments Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: 

Title: President



Notary Public


"OFFICIAL SEAL"
KEVIN MEYER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES JAN. 22, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cardinal Investments Inc.
Audited Financial Statements
2024

Table of Contents


HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholders
of Cardinal Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. as of December 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cardinal Investments, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cardinal Investments, Inc.'s management. Our responsibility is to express an opinion on Cardinal Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cardinal Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental Computation of Net Capital, Computation of Net Capital Requirements, and Computation for Determination of Reserve Requirements have been subjected to audit procedures performed in conjunction with the audit of Cardinal Investments, Inc.'s financial statements. The supplemental information is the responsibility of Cardinal Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

We have served as Cardinal Investments, Inc.'s auditor since 2009.

March 24, 2025

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101


HOLT &
PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholders
of Cardinal Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cardinal Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cardinal Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (exemption provisions) and (2) Cardinal Investments, Inc. stated that Cardinal Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cardinal Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cardinal Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO 63005

March 24, 2025

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101

CARDINAL INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2024

ASSETS

	12/31/2024
CURRENT ASSETS	
Cash	$ 45,137
Deposits with Clearing Organizations	35,000
Commissions Receivable	8,748
TOTAL CURRENT ASSETS	88,885
FIXED ASSETS	
Furniture and Equipment	79,756
Accumulated Depreciation	(79,756)
TOTAL FIXED ASSETS	-
OTHER ASSETS	
Prepaid Expenses	194
Due from Officer	22,634
TOTAL OTHER ASSETS	22,828
TOTAL ASSETS	$ 111,713

CARDINAL INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2024

LIABILITIES AND STOCKHOLDERS' EQUITY

	12/31/2024
CURRENT LIABILITIES	
Accounts Payable	$ 187
TOTAL CURRENT LIABILITIES	187
LONG TERM LIABILITIES	
TOTAL LONG TERM LIABILITIES	-
TOTAL LIABILITIES	187
STOCKHOLDERS' EQUITY	
Common Stock, $1 par value, 800 shares authorized, 800 shares issued and outstanding	800
Additional Paid-in Capital	34,715
Retained Earnings	76,011
TOTAL STOCKHOLDERS' EQUITY	111,526
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 111,713

See Notes and Independent Auditor's Report

CARDINAL INVESTMENTS INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2024

	12/31/2024	%
INCOME		
Commission Income	$ 147,453	91.89
Interest Income	13,013	8.11
TOTAL INCOME	160,466	100.00
OPERATING EXPENSES		
Administration	603	0.38
Dues and Subscriptions	2,599	1.62
Clearing fees	16,814	10.48
Gifts	207	0.13
Insurance	1,090	0.68
Legal and Professional Fees	10,000	6.23
License and Permits	344	0.21
Maintenance	1,422	0.89
Office Expense	4,759	2.97
Officers Salary	43,000	26.80
Payroll Taxes	5,491	3.42
Postage and Delivery	79	0.05
Registration Fees	5,771	3.60
Rent Expense	15,625	9.74
Repairs and Maintenance	2,562	1.60
Taxes	180	0.11
Utilities	8,077	5.03
Wages	42,850	26.70
TOTAL OPERATING EXPENSES	161,473	101.31
INCOME (LOSS) FROM OPERATIONS	(1,007)	(1.31)
NET INCOME (LOSS)	$ (1,007)	(1.31)

NET INCOME (LOSS)	$ (1,007)	(0.63)

See Notes and Independent Auditor's Report

CARDINAL INVESTMENTS INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE DATE AT DECEMBER 31, 2023	800	34,715	77,018	112,533
Net Income (Loss)			(1,007)	(1,007)
BALANCE DATE AT DECEMBER 31, 2024	$ 800	$ 34,715	$ 76,011	$ 111,526

See Notes and Independent Auditor's Report

CARDINAL INVESTMENTS INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

	2024
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (1,007)
	$ (1,007)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Decrease (Increase) in Operating Assets	
Commissions Receivable	3,700
Due from Officer	(5,747)
Prepaid Expenses	2,319
Increase (Decrease) in Payable	
Accounts Payable	112
Total Adjustments	384
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	(623)
NET INCREASE (DECREASE) IN CASH	(623)
CASH, beginning of year	45,760
CASH, end of year	$ 45,137
SUPPLEMENTAL DISCLOSURE	
INTEREST PAID	0
FEDERAL AND STATE INCOME TAXES PAID	0

CARDINAL INVESTMENTS, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2024

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant policies is presented to assist in the understanding of Cardinal Investments, Inc.'s (the Company) financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a broker dealer registered with the Securities and Exchange (SEC) and is a member of FINRA. The Company is a registered insurance agency for the purpose of offering variable insurance products in states where it is properly licensed. The Company was incorporated in May 1994. Operations started in August 1994 with a general securities operation beginning in October 1994.

Basis of Presentation - Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as securities broker dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and mutual fund and annuity business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 10 percent of its total revenues from a single external vendor in 2024.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Basis of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of

accounting.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At times throughout the year, the Company may maintain certain bank accounts more than the FDIC insured limits. The Company has not experienced any losses on excess bank balances held.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition / ASC 606 Contracts with Customers

The Company earns commissions from securities brokerage services provided to its customers by a third-party service provider. These commissions are provided monthly based on customer activity for the month. The commissions are recognized on trade date and a receivable is recorded until paid on the third business day of the following month. Because the Company (i) acts as agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers, securities brokerage fees are presented net of related costs, including execution, clearance, and floor brokerage fees.

Accounts Receivable

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account, and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31,2024. The bad debt expense on December 31,2024 was $0.

CARDINAL INVESTMENTS, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2024

NOTE 2 – INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of and for the years ended December 31, 2024.

The federal and state income tax returns for the Corporation for 2022, 2023, and 2024 are subject to examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2024 was $0.

NOTE 3 – DEFERRED TAXES

The Company has adopted ASC 740-10, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. There were no items that resulted in deferred taxes.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company's office building is leased by a corporation that is owned by the Company's shareholders. The building lease is a month-to-month triple net lease. Lease payments on December 31, 2024, totaled $15,675. The Company adopted ASC 842, *Leases*, in a prior year, the impact of which was immaterial, as the Company does not have any leases with terms greater than one year. The Company has a loan due from the current President of the Company in the amount of $22,634.

NOTE 5 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $88,698, which was $83,698 in excess of its required net capital of $5,000. CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay dividends

NOTE 6 – ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount for the year ended December 31, 2024, totaled $0. The Company did not incur any direct response advertising costs during the year.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies to report for the year ended December 31, 2024.

NOTE 8 – DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through March 24, 2025, the date of the management representation letter and the date the financial statements were available to be issued.

No additional activity has occurred that would require disclosure.

CARDINAL INVESTMENTS INC.
COMPUTATION OF NET CAPITAL
For The Year Ended December 31, 2024

NET CAPITAL COMPUTATION:

Stockholders' Equity		$ 111,526
Deductions and/or charges		
Prepaid Expenses	194	
Due from Officer	22,634	22,828
Subtotal		
NET CAPITAL		$ 88,698

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$ 88,698
Net audit adjustments	-
	$ 88,698

See Accompanying Notes and Independent Auditors' Report

Cardinal Investments Inc.
COMPUTATION OF NET CAPITAL REQUIREMENTS
As of December 31, 2024

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 12
Minimum Dollar Net Capital Required	5,000
Net Capital Requirement (Greater of the Above)	5,000
Excess Net Capital	$ 83,698
Percentage of Aggregate Indebtedness to Net Capital	0.2%

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts Payable	187
	$ 187

Cardinal Investments Inc.
COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS
Under Rule 15c3-3
As of December 31, 2024

THE COMPANY HAS CLAIMED AN EXEMPTION TO RULE 15C3-3 PER PARAGRAPH (K)(2)(II) AND THEREFORE NO COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER THAT RULE HAVE BEEN PROVIDED.

Cardinal Investments Inc.

INFORMATION RELATING to the POSSESSION or CONTROL REQUIREMENTS

Under Rule 15c3-3

AS OF DECEMBER 31, 2024

THE COMPANY HAS CLAIMED AN EXEMPTION TO RULE 15C3-3 PER PARAGRAPH (K)(2)(II) AND THEREFORE NO INFORMATION RELATING TO THE POSSESSION OR CONTROL OF SECURITIES UNDER THAT RULE HAVE BEEN PROVIDED.


C ARDINAL
I NVESTMENTS
I NC.

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

Cardinal Investments Inc.

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Cardinal Investments Inc. is a broker/dealer registered with the SEC and FINRA.
- Cardinal Investments Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2024.
- Cardinal Investments Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Cardinal Investments Inc. *has met* the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1st, 2024 through December 31, 2024 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.



Jeffrey Heet
President

1600 North Belt West • Belleville, IL 62226
(618) 277-1005 • Fax (618) 277-9215